

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Jill Witter
Chief Legal Officer
F9 Investments, LLC
2350 WO Smith Drive
Lawrenceburg, TN 38464

  Re: F9 Investments, LLC
    LL Flooring Holdings, Inc.
    Preliminary Proxy Statement filed May 20, 2024 by F9 Investments, LLC et al.
    File No. 001-33767

Dear Jill Witter:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed May 20, 2024

General

1. On the proxy card, please put the F9 Nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

2. Please correct the spelling of Mr. Hammann's name on page 25.

Proposal 1: Election of Directors, page 14

3. We note your disclosure on page 17 that "[a]ccording to the Company's Proxy Statement, broker non-votes are not entitled to vote on" the advisory vote on executive compensation. We are unable to locate such a statement in the proxy statement filed by the Company, and the meaning of the statement is unclear. Please revise or advise.

Quorum and Voting, page 25

4.   Refer to your statement on page 25 that abstentions "will have the effect of a vote 'AGAINST' Proposals 2, 3 and 4 and stockholder Proposal[] 6 and will have no effect on the outcome of Proposal 5." We note that abstentions appear to have no effect on Proposals 2 and 6, given the voting standard for both proposals, and you state on page 19 that "the affirmative vote of the holders of Shares representing a majority of the votes cast at the Annual Meeting, in person or by proxy, is required to approve Proposal 6, [therefore] abstentions will have no effect on the outcome of this proposal." Please revise the disclosure on page 25 or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions